



Jacob Ner-David · 2nd

Life Partner, Father, Entrepreneur and Wine Guy

Talks about #finewine, #winelover, #winemaker, #israelinnovation, and #countyourblessings

Tamra, Israel · **Contact info**

8,569 followers · **500+** connections

 VinoVentures

 Georgetown University Law Center

Experience



Managing Partner
VinoVentures · Self-employed
May 2020 – Present · 1 yr 6 mos
Global

After ten years on the inside of the global fine wine trade (as co-founder of Jezreel Winery and Vinsent), we decided to allow others to pool capital under our management for a "total return wine fund." We have created a unique blend of investment strategies that will generate short and long term capital gains.



CEO, co-founder
Vinsent
Dec 2017 – Present · 3 yrs 11 mos
Tel Aviv Area, Israel

www.vinsent.wine



Co-founder and Chairman
Jezreel Valley Winery
2011 – Present · 10 yrs
Kibbutz Hanaton

conceived and created award winning fast growing boutique winery

 **JezreelWinery - יקב עמק יזרעאל**



Board Member
TAMID Group
Feb 2017 – Present · 4 yrs 9 mos



Shareholder
Home365
Apr 2019 – Present · 2 yrs 7 mos

Show 5 more experiences ⌄

Education



Georgetown University Law Center
Doctor of Law (J.D.), Law
1990 – 1994



City University of New York City College
Bachelor of Arts (B.A.), English Language and Literature/Letters
1986 – 1989



City University of New York City College
Bachelor of Arts (B.A.), English Language and Literature, General
1986 – 1989

Licenses & certifications



ASK ME ANYTHING - I am a Certified Giver
Quiv

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